Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated March 22, 2024

Registration Statement File No. 333-274976

ORIENTAL RISE HOLDINGS LIMITED March 2024 NasdaqCM: ORIS Issuer Free Writing Prospectus Filed pursuant to Rule 433 Relating to Preliminary Prospectus dated March 22, 2024 Registration Statement File No. 333 - 274976

Free Writing Prospectus Statement and Disclaimers The securities of Oriental Rise Holdings Limited ("we," "us," "our" or the "Company") may only be sold pursuant to an effective registration statement filed with the Securities and Exchange Commission (the "SEC") or an exemption therefrom . This presentation highlights basic information about us and the offering to which this presentation relates . Because it is a summary, it does not contain all of the information that you should consider before investing in our securities . We have filed a registration statement on Form F - 1 (including a prospectus, which is currently in preliminary form) (File No . 333 - 274976 ) (the "Registration Statement") with the SEC for the offering to which this presentation relates . The Registration Statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering . You may access these documents for free by visiting EDGAR on the SEC website at www . sec . gov . The preliminary prospectus, dated March 22 , 2024 , is available on SEC Website at : https : // www . sec . gov/Archives/edgar/data/ 1964664 / 000121390024025249 /ea 0202339 - 01 . htm . Alternatively, the Company or the underwriter participating in the offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact US Tiger Securities, Inc . | telephone : + 1 646 - 978 - 5188 ; or e - mail : IB@ustigersecurities . com . This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . Such forward - looking statements are characterized by future or conditional verbs or other terms such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “plan,” “estimate,” “continue,” "could," "might," "should," "approximately," or "potential," or in each case, their negative or other variations thereon, although not all forward - looking statements contain these words . They appear in several places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, tea market in China and the prospects of our primarily - processed and refined tea businesses as stated herein . You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward - looking information . Such statements are only predictions, and our actual results may differ materially from those anticipated in these forward - looking statements . By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated . Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Factors" section of the prospectus contained in the Registration Statement . In addition, even if our results of operation, financial conditions and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods . Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation . We believe that it is important to communicate future expectations to investors . However, there may be events in the future that we are not able to accurately predict or control . Factors that may cause such differences include those discussed under Risk Factors in the Registration Statement . We do not assume any obligation to update forward - looking statements as circumstances change . Certain market data information in this presentation is based on management's estimates . Certain market data is also derived from CIC report commissioned by the Company . The Company obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties . The Company believes its estimates to be accurate as of the date of this presentation . However, this information may prove to be inaccurate because of the method by which the Company obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, and the nature of the data gathering process . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with the Company or its affiliates . No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever . Specifically, these materials do not constitute a "prospectus" within the meaning of the US Securities Act of 1933 , as amended, and the regulations enacted thereunder . This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering . Any decision to purchase the Company's securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . This presentation should not be construed as legal, tax, investment or other advice .

The Offering Oriental Rise Holdings Limited (NASDAQ: ORIS) Issuer Ordinary Shares Securities Offered 20,000,000 Ordinary Shares Pre - Offering Shares Outstanding 2,000,000 Ordinary Shares (or 2,300,000 Ordinary Shares if over - allotment option exercise in full) Number of Shares Offered 22,000,000 Ordinary Shares (or 22,300,000 Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full) Post - Offering Shares Outstanding $4.00 Offering Price Per Share US$8,000,000 (or US$9,200,000 if the underwriters exercise their option to purchase additional Ordinary Shares in full) Estimated Gross Proceeds (i) Approximately 25 % for settlement of the outstanding amount for the acquisition of the contractual management rights of some of our existing tea gardens (ii) Approximately 26 % for establishment and construction of our New Production Plant (iii) Approximately 11% for acquisition of new machinery and equipment (iv) The remainder for general corporate purposes and working capital Use of Proceeds US Tiger Securities, Inc. Underwriter See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Company Overview We operate 14 tea gardens located in Zherong County, Ningde City in Fujian Province of the PRC We are an integrated supplier of tea products in mainland China. 7,212,000 square meters of tea gardens in total The white tea production volume of the Company is 424.8 tons in 2021 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Our Products: Primarily - processed white tea White tea is made from young leaves rich in white hair which confers the tea its name. Accounted for approximately 81.3%, 83.2% and 83.7% of our total revenue for the years ended December 31, 2021 and 2022 and the six - month period ended June 30, 2023, respectively A lightly fermented tea and its level of fermentation is approximately 5% to 10%. Made from the tea buds and leaves of: I. Fuding Dabaicha generally have yellow green leaves and fat buds before brewing. After brewing, the tea is clear and fragrant. II. Fuding Dahaocha generally have big leaves and thick white hair before brewing. After brewing, the tea is bright with rich pekoe flavor. Divided into 4 grades based on the number of tea buds and/or leaves of the raw materials Average wholesale price of primarily - processed white tea increased at an average year - on - year growth rate of 3% to 30% from 2019 to 2021 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Our Products: Primarily - processed black tea Black tea is a fully oxidized tea and has a stronger flavor than white tea. Accounted for approximately 18.5% , 16.7 and 15.5% of our total revenue for the years ended December 31, 2021 and 2022 and the six - month period ended June 30, 2023, respectively Made from the tea buds and leaves of the tea shrub after the processes of wilting, rolling, oxidation and drying. Made from the tea buds and leaves of: III. I. Jin Guanyin generally has slender and curved leaves before brewing. After brewing, the tea is generally red and clear with a rich fragrance. II. Huang Guanyin generally has thin and straight leaves before brewing. After brewing, the tea is bright and clear with a soft fragrance. Jin Mu Dan generally has fat and thick leaves before brewing. After brewing, the tea is red and bright with a rich fragrance. Divided into 4 grades based on the number of tea buds and/or leaves of the raw materials Average wholesale price of primarily - processed black tea increased at at compound annual growth rate of 1% to 5% from 2019 to 2021 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Our Products: Refined tea To produce refined tea, the primarily - processed tea is further processed by sifting, winnowing, removal of branches and stalks, compressing drying and/or packaging . Accounted for approximately 0.16% , 0.07% and 0.89% of our total revenue for the years ended December 31, 2021 and 2022 and the six - month period ended June 30, 2023, respectively Refined white tea can be divided into 4 main types based on the grades of primarily - processed tea from which they are made Refined black tea can be divided into 9 main types based on the grades and types of tea trees of the primarily - processed black tea from which they are made The retail price of refined tea in Fujian has been relatively stable between 2019 and 2021. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

The Tea Gardens We Operate Located at an altitude ranging from 650 to 1 , 000 meters with a mid - subtropical monsoon climate, the weather in Zherong County generally humid with abundant rainfall, which is favorable for tea cultivation . In addition, the soil in Zherong County has a rich content of organic matters and moderate hydrogen ion concentration which provides suitable conditions for tea plantation. We operate tea gardens in Zherong County, Ningde City in Fujian Province in the PRC. Accounted for the total white tea productions volume in the PRC in 2021 0.5% Our Tea Gardens 14 Tea Gardens 7,212,000 4,562,669 1,260,001 1,192.18 Tons 424.8 Tons We have entered into contractual management rights agreements Square meters occupied in total Square meters used to produce white tea leaves Square meters used to produce black tea leaves Fresh tea leaves harvested in 1H23 White tea production volume in 2021 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Industry Overview Black tea is one of the six main categories of tea as well as an important product in the international trade. White tea is one of the most expensive types of tea produced in China due to its relatively low annual production volume. Market size of the white tea industry in China The production volume of primarily - processed white tea in China is projected to continue growing and reach 148.1 thousand tons in 2026. The domestic sales value of white tea in China has experienced a strong growth during 2017 and 2021, increasing from US$0.4 billion to US$1.3 billion, representing a compound annual growth rate of 32.8% . Market size of the black tea industry in China The production volume of primarily - processed black tea is estimated to continue the growth trend in the next five years, reaching 592.5 thousand tons by 2026, representing a compound annual growth rate of 6.4% between 2021 and 2026. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Competitive Strengths Vertically integrated business model with cost effective operations Our tea business operations cover cultivation, processing of tea leaves and the sale of primarily - processed tea and refined tea. Large scale, geographically focused production As one of the top ten companies in the tea industry in terms of area of tea gardens operated in Ningde City, we are able to conduct large - scale production, and enjoy the benefits of economies of scale and reduced operational costs. Strong internal quality control systems We put strong emphasis on the quality of our primarily - processed tea and refined tea and have established stringent quality control system to ensure the safety and quality of our tea products. Favorable location with preferred production climate and soil With a conducive natural environment for tea plantation, we are able to cultivate fine - grade tea leaves, which can then be processed into high quality primarily - processed tea which in turn generates greater retail prices. Experienced management team Mr. Dezhi Liu, who is our Chief Executive Officer and Chairman of the Board of Directors, has over seven years of experience in the tea industry. Our directors and senior management team have accumulated years of experiences and industry know - how on cultivation of white tea and black tea and the processing techniques and skills. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Business Strategy Expand tea gardens through acquisitions and increase production volume • We were unable to accommodate all purchase orders placed by our customers, which amounted to US $12.69 million , US $14.26 million and US $6.88 million in 2021, 2022 and 1H23, respectively. • We believe the availability of additional capital to purchase and upgrade supplemental tea gardens will be an effective and efficient strategy to increase production, sales, revenue, and profit. Disciplined acquisition of management rights for tea gardens As part of our expansion plan to increase our cultivation capacity, we have entered into agreements or letters of intent with various 2 village committees in Huangbai Township, Zherong County. Construction of new production plant • We intend to expand our production facilities by establishing a new production plant in the Zherong Tea Industrial Zone, with approximately 9,783 square meters gross floor area for the initial phase. • We expect that, after the establishment and construction of the new production, the above tea gardens and addition land lots will attain a total estimated maximum annual cultivation capacity of approximately 2,941 tons of fresh tea leaves after the completion of tea garden improvement works. Purchase of 4 automatic production lines for production of primarily - processed white tea The Company expects to utilize the additional four automatic production lines to be operated concurrently with the manually operated machines that currently in use. Purchase of an automatic production line for production of refined tea We expect the automated production line to be acquired for refined tea to replace the current processing methods for more efficient production and standardized quality of our refined tea products. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Key Operating Results Volume of Tea Products Sold (Kg) Average Selling Price Per Kg (USD) Revenue by Tea Products in FY2022 (%) 0.1% 16.7% 83.2% Refined Tea Primarily - Processed Black Tea Primarily - Processed White Tea 434,604 471,922 170,429 204,216 97,027 98,089 43,728 44,145 611 128 94 1117 FY2021 FY2022 1H22 1H23 Refined Tea Primarily - Processed Black Tea Primarily - Processed White Tea 72 62 43 42 41 43 57 53 57 125 32 120 FY2021 FY2022 1H22 1H23 Refined Tea Primarily - Processed Black Tea Primarily - Processed White Tea See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Financial Highlights Selected Income Statement Data Product Revenues (USD ‘000) and Gross Margin (%) 1HFY23 FY2022 FY2021 USD thousands 15,071 24,306 22,368 Total Revenue 9,193 12,650 11,481 Gross Profit 60.1% 52.0% 51.3% Gross Margin % 8,441 11,912 9,480 Operating Profit 56.0% 49.0% 42.4% Operating Margin % 8,499 11,853 9,383 Net Profit 56.4% 48.8% 41.9% Net Margin % Primarily - Processed White Tea Primarily - Processed Black Tea 18,195 20,234 12,272 12,608 52.9% 53.5% 63.2% 62. 4% 6 2 FY2021 FY2022 1H22 1H23 2,489 2,329 4,138 4,056 44.4% 44.7% 54.6% 52. 5% 5 0 FY2021 FY2022 1H22 1H23 Primarily - Processed Black Tea 35 16 3 134 74.2% 52.0% 66.7% 76. 1% 7 0 FY2021 FY2022 1H22 1H23 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Investment Highlights Vertically Integrated Business Model Our vertically integrated operations allow us to reduce our business and operational risks and better monitor our cost to further enhance our anticipated profit margin. We can ensure a stable supply of raw materials for our refined tea without relying on third - party suppliers. Optimal Tea Cultivation Location We believe we are able to cultivate our tea leaves in an optimal ecological environment which greatly contributes to the quality of our tea. Zherong County, where the tea gardens we operate are located, has been recognized in the PRC as a “National - level Ecology and Civilization Construction Demonstration County”. Favorable Industry Trends The CIC Report estimates PRC domestic sales of white tea to approximately US$2.4 billion (RMB 16.0 billion) by 2026 With strong growth potential, white tea is also expected to account for a larger market share in the future as it is gradually gaining popularity in recent years, due to its collection value, health care benefits, and delicate flavor. Nasdaq Listing Nasdaq IPO could improve financial condition and access to capital, as well as publicity and visibility; potential to accelerate growth organically and/or selective M&A. Awards and Recognition Recognized in China as a “Leading Enterprise in City - level Agricultural Industrialization” in Ningde City in Fujian Province from 2015 to 2020 Received the Zherong High Mountain White Tea Industry Demonstration Award by the Fujian Tea China Organizing Committee in 2020 Received the golden prize in the 8th China Tea Industry Expo National Tea Recommendation and Selection Activity of “Shou Me” in 2020 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Management Dezhi Liu Chief Executive Officer and Chairman of the Board of Directors • Chief Executive Officer since 2011 • Chairman of the Board of Director since 2020 • Director and general manager of Fujian MDH from 2015 • General Manager Office of Fujian QJ from 2013 to 2015 • Chief of the Credit Department of Agricultural Bank of China Zhenjiang Runzhou Branch from 1993 to 2012. • Responsible Officer of Zhenjiang Rural Credit Cooperative Qilidian Credit Cooperative from 1989 to 1992 • Diploma of Finance from Jiangsu Zhenjiang College Chief Financial Officer • Chief Financial Officer since 2023 • Investment Manager at Alpha Management Consulting Co., Ltd. from 2022 to 2023 • Cost Accounting Manager at United Winners Laser Co.,Ltd. (SSE: 688518) from 2021 to 2022 • Cost Accounting Supervisor at Insitu Construction (Group) Pty Ltd. from 2019 to 2021 • Master of Financial Analysis from the University of New South Wales and a Bachelor of Commerce in Finance & Economics from the University of Sydney Bangjie Hu Director • Director since 2022 • Director of Mingzhu Logistics Holdings Limited since 2018 • Head of the audit committee of Metal Sky Star Acquisition Corporation since 2021 • Graduated from Babson College with a Bachelor of Science in Business Management. Zhuo Wang See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Directors Desmond Swee Leng Seng Director Nominee Decades of senior leadership and financial oversight experience throughout Australia and the Far East • Consultant to Capital Group • Chief Executive Officer of Suprima Group from 2017 to 2018 • Chief Financial Officer of SHIPSFOCUS GROUP from 2016 to 2017 • Corporate advisor to Temasek International from 2015 to 2016 • Senior management roles at United Dairy Group, JAPFA COMFEED international and AustAsia Group • Bachelor of Business Studies and Graduate Diploma of Business from Edith Cowan University in Western Australia, and Masters in Business Administration from Heriot - Watt University of Edinburgh in Scotland Jingwei Zhang Director Nominee Extensive experience in accounting and financial reporting among multiple PRC - based businesses • Chief Financial Officer of Mingzhu Logistics Holdings Limited since 2018 • Director of Nantai International Inc., from since 2020 • Finance Director of Shenzhen Yangang Mingzhu Freight Industry Co . , Ltd . since 2016 • Accounting roles in ERI Management Limited in the PRC and with St Plum - Blossom Press Pty. Ltd. in Melbourne, Australia • Associate Degree of Business Administration from City University of Hong Kong and a Bachelors of Business and Commerce in Accounting from Monash University in Melbourne, Australia Kenneth Cheng Director Nominee Extensive experience with start - up enterprise and accounting, finance and operations experience • Senior Director of Finance and Operations at Race Capital since 2021, • Controller at 500 Startups between 2016 and 2021 • Seven years of experience with public accounting firms including PricewaterhouseCoopers and KPMG. • Bachelor’s Degree in Economics from University of California, Berkeley • Chartered financial analyst designation; certified public accountant (inactive) in California See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss.

Thank You Contact Information At the Company Bangjie Hu, CFO Email:hubangjie@mdhtea.cn Underwriter Tony Tian, CFA Head of ECM Email: tony.tian@ustigersecurities.com